UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SPRINKLR, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.00003 PAR VALUE

(Title of Class of Securities)

85208T107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85208T107	Page 2 of 9 Pages
1.	Name of Reporting Persons Ragy Thomas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 35,700,776 [1]
	6.	Shared Voting Power 24,527,621[2]
	7.	Sole Dispositive Power 35,700,776 [1]
	8.	Shared Dispositive Power 24,527,621[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,948,397[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 38.0%[4]
12.	Type of Reporting Person (See Instructions) IN

(1) Consists of: (i) 31,250 shares of the Issuer’s Class A Common Stock, (ii) 28,424,943 shares of the Issuer’s Class B Common Stock and (iii) 7,244,583 shares of the Issuer’s Class B Common Stock issuable upon the exercise of stock options within 60 days of December 31, 2021.

(2) Consists of: (i) 8,129,863 shares of the Issuer’s Class B Common Stock held by Thomas 2014 Family Trust (the “2014 Trust”), (ii) 13,106,677 shares of the Issuer’s Class B Common Stock held by Thomas Family 2017 Irrevocable Trust (the “2017 Trust”), (iii) 2,791,081 shares of the Issuer’s Class B Common Stock held by RT 2019 Grantor Retained Annuity Trust (the “2019 Trust”), (iv) 500,000 shares of the Issuer’s Class B Common Stock held by Neelu Paul, Trustee of the RT 2021 Grantor Retained Annuity Trust, dated June 8, 2021 (the “2021 Trust”, and together with the 2014 Trust, 2017 Trust, 2019 Trust and 2021 Trust, the “Trusts”). Ragy Thomas (“Mr. Thomas”) is a trustee of each of the Trusts and holds shared voting and dispositive power of the securities reported herein.

(3) Consists of: (i) 31,250 shares of the Issuer’s Class A Common Stock, (ii) 28,424,943 shares of the Issuer’s Class B Common Stock, (iii) 8,129,863 shares of the Issuer’s Class B Common Stock held by Thomas 2014 Family Trust (the “2014 Trust”), (iv) 13,106,677 shares of the Issuer’s Class B Common Stock held by Thomas Family 2017 Irrevocable Trust (the “2017 Trust”), (v) 2,791,081 shares of the Issuer’s Class B Common Stock held by RT 2019 Grantor Retained Annuity Trust (the “2019 Trust”), (vi) 500,000 shares of the Issuer’s Class B Common Stock held by Neelu Paul, Trustee of the RT 2021 Grantor Retained Annuity Trust, dated June 8, 2021 (the “2021 Trust”, and together with the 2014 Trust, 2017 Trust, 2019 Trust and 2021 Trust, the “Trusts”) and (vii) 7,244,583 shares of the Issuer’s Class B Common Stock issuable upon the exercise of stock options within 60 days of December 31, 2021. Mr. Thomas is a trustee of each of the Trusts and holds shared voting and dispositive power of the securities reported herein.

(4) This percentage is calculated based upon 98,284,905 outstanding shares of the Issuer’s Class A Common Stock as of December 6, 2021, as reported in the Issuer’s Form 10-Q for the quarter ending October 31, 2021 and filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	Page 3 of 9 Pages
1.	Name of Reporting Persons Thomas 2014 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,129,963[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,129,963[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,129,963[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%[2]
12.	Type of Reporting Person (See Instructions) OO

(1) Mr. Thomas is a trustee of the 2014 Trust and shares voting and dispositive power of the securities reported herein.

(2) This percentage is calculated based upon 98,284,905 outstanding shares of the Issuer’s Class A Common Stock as of December 6, 2021, as reported in the Issuer’s Form 10-Q for the quarter ending October 31, 2021 and filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	Page 4 of 9 Pages
1.	Name of Reporting Persons Thomas Family 2017 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,106,677[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,106,677[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,106,677[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.8%[2]
12.	Type of Reporting Person (See Instructions) OO

(1) Mr. Thomas is a trustee of the 2017 Trust and shares voting and dispositive power of the securities reported herein.

(2) This percentage is calculated based upon 98,284,905 outstanding shares of the Issuer’s Class A Common Stock as of December 6, 2021, as reported in the Issuer’s Form 10-Q for the quarter ending October 31, 2021 and filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	Page 5 of 9 Pages
1.	Name of Reporting Persons RT 2019 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,791,081[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,791,081[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,791,081[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.8%[2]
12.	Type of Reporting Person (See Instructions) OO

(1) Mr. Thomas is a trustee of the 2019 Trust and shares voting and dispositive power of the securities reported herein.

(2) This percentage is calculated based upon 98,284,905 outstanding shares of the Issuer’s Class A Common Stock as of December 6, 2021, as reported in the Issuer’s Form 10-Q for the quarter ending October 31, 2021 and filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	Page 6 of 9 Pages
1.	Name of Reporting Persons Neelu Paul, Trustee of the RT 2021 Grantor Retained Annuity Trust, dated June 8, 2021
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 500,000[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 500,000[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%[2]
12.	Type of Reporting Person (See Instructions) OO

(1) Mr. Thomas is a trustee of the 2021 Trust and shares voting and dispositive power of the securities reported herein.

(2) This percentage is calculated based upon 98,284,905 outstanding shares of the Issuer’s Class A Common Stock as of December 6, 2021, as reported in the Issuer’s Form 10-Q for the quarter ending October 31, 2021 and filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	Page 7 of 9 Pages
Item 1(a)	Name of Issuer

Sprinklr, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices

29 West 35th Street, 7th Floor

New York, NY 10001

Item 2(a)	Name of Person Filing

 Ragy Thomas (“Mr. Thomas”)

Thomas 2014 Family Trust (the “2014 Trust”)

Thomas Family 2017 Irrevocable Trust (the “2017 Trust”)

RT 2019 Grantor Retained Annuity Trust (the “2019 Trust”)

Neelu Paul, Trustee of the RT 2021 Grantor Retained Annuity Trust, dated June 8, 2021 (the “2021 Trust”, and together with Mr. Thomas, 2014 Trust, 2017 Trust, 2019, the “Reporting Persons”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o Sprinklr, Inc.

29 West 35th Street, 7th Floor

New York, NY 10001

Item 2(c)	Citizenship

 Mr. Thomas is a United States Citizen

The 2014 Trust, 2019 Trust and 2021 Trust are governed under the laws of the State of New Jersey.

The 2017 Trust is governed under the laws of the State of Nevada.

Item 2(d)	Title of Class of Securities

 Class A Common Stock, $0.00003 par value per share

Item 2(e)	CUSIP Number

 85208T107

Item 3

 Not applicable.

Item 4	Ownership

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See responses to Item 9 on the attached cover pages.

(b) Percent of class: See responses to Item 11 on the attached cover pages.

CUSIP No. 85208T107	Page 8 of 9 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover pages.

Item 5	Ownership of Five Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

 Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

 Not applicable.

Item 8	Identification and Classification of Members of the Group

 Not applicable.

Item 9	Notice of Dissolution of Group

 Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 85208T107	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Ragy Thomas
Ragy Thomas

THOMAS 2014 FAMILY TRUST

By:	/s/ Ragy Thomas
Name:	Ragy Thomas
Title:	Trustee

THOMAS FAMILY 2017 IRREVOCABLE TRUST

By:	/s/ Ragy Thomas
Name:	Ragy Thomas
Title:	Trustee

RT 2019 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Ragy Thomas
Name:	Ragy Thomas
Title:	Trustee

NEELU PAUL, TRUSTEE OF THE RT 2021 GRANTOR RETAINED ANNUITY TRUST, DATED JUNE 8, 2021

By:	/s/ Ragy Thomas
Name:	Ragy Thomas
Title:	Trustee

EXHIBITS

A:	Joint Filing Agreement